Brilliantly Fast. Elegantly Simple www.cogentco.com

Robert N. Beury Jr.
Chief Legal Officer
Cogent Communications, Inc.
1015 31st Street, NW
Washington, DC 20007

Telephone +1-202-295-4254
Fax +1-703-997-8709
email: rbeury@cogentco.com

January 15, 2009

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Via fax: 202-772-9210

Re:	Cogent Communications Group, Inc. review letter of January 12, 2009
SEC file number 001-31227

Dear Mr. Krikorian:

We plan to respond to your further comments by January 30, 2009.

Yours truly,

Robert N. Beury Jr.

Chief Legal Officer